82-5097



AQUARIUS
PLATINUM LIMITED



03 APR 16 AM 7:21

FACSIMILE TRANSMISSIC

Date:	17 April 2003
To:	Office of International Corporation Finance
Company:	Securities and Exchange Commission
Fax:	0011 1 202 942 9624
From:	Nick Bias
Number of Pages:	20 *(Including this cover page)*
Re:	**Aquarius Platinum Limited – File # 82-5097**

SUPPL

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097



AQUARIUS
PLATINUM LIMITED

17 April 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

AQP113	25 October 2002	ASX & LSE	Announcement	Notice of Annual General Meeting & Explanatory Memorandum
AQP114	26 November 2002	ASX & LSE	Announcement	Results-General Meeting of Shareholders held 22 November 2002
AQP1115	2 December 2002	ASX & LSE	Announcement	AQP-First Concentrate Delivered from Marikana
ASX E-Lodge	13 December 2002	ASX & LSE	Announcement	Expansion at Mimosa proceeding ahead of schedule And under budget
ASX E-Lodge	19 December 2002	ASX & LSE	Announcement	AQP-Inclusion in FTSE 250 Index-Effective 23 December 2002

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED

NICK BIAS
INVESTOR RELATIONS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097



AUSTRALIAN STOCK EXCHANGE
AQP000113



AQUARIUS
PLATINUM (AUSTRALIA) LIMITED

FACSIMILE TRANSMISSION

Date:	25 October 2002	
To:	Manager Announcements	
Company:	Australian Stock Exchange Limited	
Fax:	1300 300 021	
From:	Willi Boehm	
Number of Pages:	9	(Including this cover page)
Re:	**ANNOUNCEMENT:**	
	Notice of Annual General Meeting and Explanatory Memorandum	

Dear Sir / Madam

Please find attached an announcement for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully
AQUARIUS PLATINUM (AUSTRALIA) LIMITED

WILLI BOEHM
Company Secretary

A.B.N. 21 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000
P.O.BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.com

AQUARIUS PLATINUM LIMITED

EXEMPT COMPANY NO. 26290

ARBN 087 577 893

NOTICE OF ANNUAL GENERAL MEETING

and

EXPLANATORY MEMORANDUM

Date of Meeting:	Friday, 22 November 2002
Time of Meeting:	9.00 am
Place of Meeting:	Clarendon House 2 Church Street Hamilton Bermuda

This Notice of General Meeting and Explanatory Memorandum should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

AQUARIUS PLATINUM LIMITED

EXEMPT COMPANY NO. 26290

ARBN 087 577 893

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an annual general meeting of shareholders of Aquarius Platinum Limited ("**Company**") will be held at Clarendon House, 2 Church Street, Hamilton, Bermuda on Friday, 22 November 2002 at 9.00 am.

The Explanatory Memorandum which accompanies and forms part of this Notice of Annual General Meeting describes the various matters to be considered and contains a glossary of defined terms for terms that are not defined in full in this Notice of Annual General Meeting.

AGENDA

1. Appointment of Chairman of the Meeting

2. Confirmation of the Notice and Quorum

3. Accounts for the Period Ended 30 June 2002

To receive the financial statements, directors' report and auditor's report for the Company and its controlled entities ended 30 June 2002.

4. Resolution 1 – Re-election of Ms Catherine Markus

To consider, and if thought fit, to pass, the following resolution:

"That Ms Catherine Markus who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers herself for re-election, be re-elected as a Director."

5. Resolution 2 – Re-election of Mr Walter Vorwerk

To consider and, if thought fit, to pass, the following resolution:

"That Mr Walter Vorwerk, who was appointed a director of the Company to fill a casual vacancy on 27 May 2002, retires in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

6. Resolution 3 – Re-election of Mr Patrick Quirk

To consider, and if thought fit, to pass, the following resolution:

"That Mr Patrick Quirk, who was appointed a director of the Company to fill a casual vacancy on 17 July 2002, retires in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

82-5097

7. **Resolution 4 - Authority for the Board to Appoint Directors to fill Vacancies on the Board**

To consider, and if thought fit, to pass, the following resolution:

"That vacancies for Directors may be filled at a later date at the discretion of the Board."

8. **Resolution 5 - Re-appointment of Auditor**

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, Messrs Ernst & Young of Hamilton, Bermuda, be and are hereby appointed as Auditors of the Company until the conclusion of the next annual general meeting."

BY ORDER OF THE BOARD



Willi Boehm
Company Secretary
DATED: 25th October 2002

82-5097

PROXY AND VOTING ENTITLEMENT INSTRUCTIONS

Proxy Instructions

Shareholders are entitled to appoint another person or persons to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise an equal share of the votes.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be deposited at or sent by facsimile transmission to the Company's Bermuda share registry, Codan Services Limited, Clarendon House, 2 Church Street, Hamilton HM CX, Bermuda – facsimile (441) 292 4720, the Company's UK share registry, Computershare Investor Services plc, PO Box 82, The Pavilions, Bridgewater Road, Bristol BS99 7NH, England – facsimile (870) 703 6101, or the Company's Australian share registry, Computershare Investor Services Pty Limited, Level 2, Reserve bank Building, 45 St George's Terrace, Perth, Western Australia – facsimile (618) 9323 2033, not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the shareholder or his/her attorney duly authorised in writing or, if the shareholder is a corporation, in a manner permitted by the Bermudan Companies Act.

The proxy may, but need not, be a shareholder of the Company.

In the case of shares jointly held by two or more persons, all joint holders must sign the proxy form.

A proxy form is attached to this Notice.

Voting Entitlement

For the purposes of determining voting entitlements at the Meeting, shares will be taken to be held by the persons who are registered as holding the shares at 5.00pm on Tuesday 19 November 2002. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

AQUARIUS PLATINUM LIMITED

EXEMPT COMPANY NO. 26290

ARBN 087 577 893

PROXY FORM

Computershare Registry Services Pty Ltd
OR
Level 2
Reserve Bank Building
45 St George's Terrace
PERTH WA 6000
AUSTRALIA

Codan Services
OR
Clarendon House
2 Church Street
Hamilton HM CX
BERMUDA

Computershare Services PLC
The Pavilions
Bridgewater Road
Bristol BS99 7NH
ENGLAND

I/We ____

of ____

being a shareholder/(s) of Aquarius Platinum Limited ("**Company**") and entitled to

____________________ shares in the Company

hereby appoint ____

of ____

or failing him/her ____

of ____

or failing him/her the Chairman as my/our proxy to vote for me/us and on my/our behalf at the general meeting of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda on Friday, 22 November 2002 at 9.00 am, and at any adjournment thereof in respect of ____________________ of my/our shares or, failing any number being specified, **ALL** of my/our shares in the Company.

If more than on proxy is appointed, the proportion of voting rights this proxy is authorised to exercise is [ ]%. (Additional proxy forms will be supplied by the Company on request.)

If you wish to indicate how your proxy is to vote, please tick the appropriate places below. If no indication is given on a resolution, the proxy may abstain or vote at his or her discretion.

I/we direct my/our proxy to vote as indicated below:

	RESOLUTION	**FOR**	**AGAINST**	**ABSTAIN**
1.	Re-election of Ms Catherine Markus	☐	☐	☐
2.	Re-election of Mr Walter Vorwerk	☐	☐	☐
3.	Re-election of Mr Patrick Quirk	☐	☐	☐
4.	Authority for the Board to appoint Directors to fill vacancies on the Board	☐	☐	☐
5.	Appointment of Auditor	☐	☐	☐

82-5097

As witness my/our hand/s this day of 2002

If a natural person:

SIGNED by)
)

____
in the presence of:

____
Witness

____
Name (Printed)

If a company:

EXECUTED by)
)
in accordance with its)
constitution)

______________________	______________________
Director	Director/Secretary
______________________	______________________
Name (Printed)	Name (Printed)

If by power of attorney:

SIGNED for and on behalf of)
by)
under a Power of Attorney)
dated and who declares that he/she)
has not received any revocation of such)
Power of Attorney in the presence of :)

______________________	______________________
Signature of Attorney	Signature of Witness

82-5097

AQUARIUS PLATINUM LIMITED

EXEMPT COMPANY NO. 26290

ARBN 087 577 893

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of members in Aquarius in connection with the business to be conducted at the Annual General Meeting of the members of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda on Friday, 22 November 2002 at 9.00 am.

This Explanatory Memorandum should be read in conjunction with, and forms part of, the accompanying Notice of Annual General Meeting. A glossary of terms is included at the end of this Explanatory Memorandum.

Full details of the resolutions to be considered at the Meeting are set out below.

1. Resolution 1 –Re-Election of Ms Catherine Markus as a Director

It is a requirement under the Company's Bye-laws that Ms Markus retire by rotation. Ms Markus has offered herself for re-election as a Director.

The remaining Directors recommend to shareholders that Ms Markus be re-elected.

2. Resolution 2 – Re-Election of Mr Walter Vorwerk as a Director

It is a requirement under the Company's Bye-laws that Mr Walter Vorwerk, who was appointed a director of the Company to fill a casual vacancy, retire at the Annual General Meeting. Mr Vorwerk has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that Mr Vorwerk be re-elected.

3. Resolution 3 – Re-Election of Mr Patrick Quirk as a Director

It is a requirement under the Company's Bye-laws that Mr Patrick Quirk, who was appointed a director of the Company to fill a casual vacancy, retire at the Annual General Meeting. Mr Quirk has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that Mr Quirk be re-elected.

4. Resolution 4 – Authority for the Board to Appoint Directors to fill Vacancies on the Board

Bye-law 12.1 of the Company's Bye-laws provides that the Board shall consist of not more than 9 Directors or such number in excess thereof as the Board and members may from time to time determine. Aquarius currently has six Directors, Ms Catherine Markus, Mr Stuart Murray, Mr Patrick Quirk, Mr Nicholas Sibley, Mr James Slade, and Mr Walter Vorwerk.

82- 5097

In terms of Bye Law Section 91(2) Directors must seek approval of shareholders to appoint additional directors to substantive vacancies which exist because initial appointments did not fill all possible positions. Absent this approval the Board may not elect additional directors. The Board retains the right to fill casual vacancies caused by death, disability, disqualification or resignation of an existing Director. The purpose of Resolution 4 is to seek authorisation from shareholders for the Directors to fill any of the three substantive vacancies at any time, at their discretion.

If the vacancy was not caused as a result of the death, disability, disqualification or resignation of an existing Director, a new Director would have to be elected by shareholders in general meeting. Any Director appointed by Directors to fill a casual vacancy may only hold office until the Company's next annual general meeting, at which time shareholders would have the ability to consider his or her appointment

The Company experiences delays and incurs not insignificant costs when obtaining shareholder approvals. Accordingly, the Directors consider it appropriate to seek approval at this meeting to allow the appointment of directors to fill vacancies on the Board.

5. Resolution 5 – Re-Appointment of Auditor

Section 89(2) of the Companies Act 1981 of Bermuda provides that members of a company at each annual general meeting shall appoint one or more auditors to hold office until the close of the next annual general meeting. In addition, Section 89(6) provides that the remuneration of an auditor appointed by the members shall be fixed by the members or by the Directors, if they are authorised to do so by the members.

Ernst & Young of Hamilton, Bermuda are the Company's auditors. Pursuant to Resolution 5, Ernst & Young will be re-appointed the Company's auditors until the close of the next annual general meeting.

6. Glossary of Terms

In the Notice of Annual General Meeting and this Explanatory Memorandum the following words and expressions have the following meanings:

"Board" means the board of Directors.

"Company" and **"Aquarius"** means Aquarius Platinum Limited EXEMPT COMPANY NO. 26290, ARBN 087 557 893.

"Directors" means the directors of the Company from time to time.

"Explanatory Memorandum" means this explanatory memorandum.

"Meeting" and **"Annual General Meeting"** means the annual general meeting of shareholders in the Company or any adjournment thereof, convened by the Notice.

"Notice" and **"Notice of Annual General Meeting"** means the notice of annual general meeting which accompanies this Explanatory Memorandum.

"Resolution" means a resolution referred to in the Notice of Annual General Meeting.

"Share" means share in the capital of the Company.

82-5097



AQUARIUS
PLATINUM (AUSTRALIA) LIMITED

CONFIRMATION OF FACSIMILE SENT

AUSTRALIAN STOCK EXCHANGE



AQP000114

FACSIMILE TRANSMISSION

Date:	26 November 2002	
To:	Manager Announcements	
Company:	Australian Stock Exchange Limited	
Fax:	1300 300 021	
From:	Willi Boehm	
Number of Pages:	3	(Including this cover page)
Re:	**Results - General Meeting of Shareholders held 22 November 2002**	

Dear Sir/Madam

Please find attached an Announcement for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully
Aquarius Platinum (Australia) Limited

Willi Boehm
Company Secretary

A.B.N 21 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000
P.O. BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.com

82-5097



AQUARIUS
PLATINUM LIMITED

26 November 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
SYDNEY NSW 2000

Dear Sir

ANNUAL GENERAL MEETING

We advise the following ordinary resolutions placed before shareholders at an Annual General Meeting on 22 November 2002 were approved as follows:

1. **Resolution 1 – Re-election of Ms Catherine Markus**

   To consider, and if thought fit, to pass, the following resolution:

   "That Ms Catherine Markus who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers herself for re-election, be re-elected as a Director."

   In Favour: 36,925,621 *Against:* 0 *Abstain:* 431,557

2. **Resolution 2 – Re-election of Mr Walter Vorwerk**

   To consider and, if thought fit, to pass, the following resolution:

   "That Mr Walter Vorwerk, who was appointed a director of the Company to fill a casual vacancy on 27 May 2002, retires in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

   In Favour: 37,334,819 *Against:* 5,600 *Abstain:* 16,759

(Incorporated in Bermuda · Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
P.O. BOX HM666, HAMILTON HMCX BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

3. **Resolution 3 – Re-election of Mr Patrick Quirk**

To consider, and if thought fit, to pass, the following resolution:

"That Mr Patrick Quirk, who was appointed a director of the Company to fill a casual vacancy on 17 July 2002, retires in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

In Favour: *37,184,419* *Against:* *609* *Abstain:* *172,150*

4. **Resolution 4 - Authority for the Board to Appoint Directors to fill Vacancies on the Board**

To consider, and if thought fit, to pass, the following resolution:

"That vacancies for Directors may be filled at a later date at the discretion of the Board."

In Favour: *37,334,819* *Against:* *5,600* *Abstain:* *16,759*

5. **Resolution 5 - Re-appointment of Auditor**

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, Messrs Ernst & Young of Hamilton, Bermuda, be and are hereby appointed as Auditors of the Company until the conclusion of the next annual general meeting."

In Favour: *37,261,369* *Against:* *79,050* *Abstain:* *16,759*

Yours faithfully
Aquarius Platinum Limited



WILLI BOEHM
Company Secretary


82-5097
AUSTRALIAN STOCK EXCHANGE
AQP000115



AQUARIUS
PLATINUM (AUSTRALIA) LIMITED

FACSIMILE TRANSMISSION

Date:	2 December 2002
To:	Manager Announcements
Company:	Australian Stock Exchange Limited
Fax:	1300 300 021
From:	Willi Boehm
Number of Pages:	3 (Including this cover page)
Re:	**Aquarius Platinum Limited - First Concentrate Delivered from Marikana**

Dear Sir/Madam

Please find attached an Announcement for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully
Aquarius Platinum (Australia) Limited

Willi Boehm
Company Secretary

A.B.N 21 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000
P.O. BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.com

82-5097


AQUARIUS
PLATINUM LIMITED

FIRST CONCENTRATE DELIVERED FROM MARIKANA

Commissioning of Aquarius' second PGM mine

Commissioning at Aquarius Platinum Limited's Marikana Mine has been completed, ahead of schedule. The first delivery of concentrate was delivered to Impala Refining Services Ltd. (IRS) on Thursday 27th November. This marked a 53 week construction and commissioning schedule from beginning to end, narrowly beating the achievement of 54 weeks at sister mine Kroondal. To date, 23,000 tons of ore have been milled and over 250 tons of concentrates despatched to IRS.

The project capital is anticipated to be 6% under budget and the ramp up to full production of 155,000 ozs pgm per year achieved in the third quarter of 2003. The project is anticipated to be cash neutral in April 2003, at which point pre-production expenses will no longer be capitalised.

Says Aquarius CEO, Stuart Murray, "Bringing a mine of this complexity to completion in one year beats our own targets and the standards set by the construction of our first mine, Kroondal. Our construction team has applied the lessons from Kroondal and in the process also shaved around R40 million off the approved budget of R661 million. This project team will now focus their attention on the Company's forthcoming project, Everest South, the feasibility study of which will conclude in January 2003."

Key milestones for the project included:

Provisional approval of the Environmental Management Programme Report (EMPR) by the South African Department of Minerals and Energy	**6 Nov 2001**
Earth-moving equipment moves on site and construction begins	**16 Nov 2001**
Final approval of the EMPR	**31 May 2001**
Pre-stripping of the orebody	**1 June 2002**
Commissioning complete (plant operated at design to tonnage capacity)	**26 Nov 2002**
Delivery of concentrate to IRS	**27 Nov 2002**

The Marikana Mine is located on the Bushveld Complex in South Africa's North West Province. Initially, the orebody will be accessed through an open-pit operation to a depth of some 100 metres. Underground mining will follow at a later stage. Total mineral resources for the project amount to 23.3Mt at 4.31 g/t, the equivalent of some 3.2 million pgm ounces.

Queries:

In Australia:
Melissa Sturgess
Aquarius Platinum (Australia) Limited
+61 8 9485 2111

In United Kingdom:
Matt Sutcliffe
Evolution Beeson Gregory
+44 20 7488 4040

In South Africa:
Walter Vorwerk
Aquarius Platinum (South Africa) Pty Limited
+27 11 455 2050

82-5097


IMPLATS


AQUARIUS
PLATINUM LIMITED

JOINT PRESS RELEASE

13 December 2002

Expansion at Mimosa proceeding ahead of schedule and under budget

First concentrate bagged at end of November

Aquarius Platinum and Impala Platinum Holdings Limited are pleased to announce that their joint investment in Mimosa Mining Company (Private) Limited has delivered concentrate to Impala Refining Services from Mimosa's expansion project.

The first production of platinum concentrates from the new concentrator plant at the Mimosa Mine was bagged on 26 November 2002, more than two months ahead of schedule and ahead of budget. This marked a 46-week construction period for the concentrator from initial ground breaking.

The estimated final cost of the project is approximately US$39 million against an original budget of approximately US$43 million. This represents a saving of some US$3 million, or 8%, based on cost and time savings.

Expansion of the underground workings continues with targeted full production from mining expected for May 2003. Training of the labour force in new mining practices will continue until November 2003.

To date, approximately 3,000 tonnes per day of ore are being hoisted against a full production requirement of 4,760 tonnes per day. The extra ore requirement for the new concentrator will initially be taken from the surface stockpile of 150,000 tonnes, which has been built up over the past year.

Key milestones for the project include:

Project go-ahead	1 September 2001
Earth-moving equipment on site and road construction begins	24 September 2001
Mining of new Wedza shaft portal begins	18 December 2001
Terracing of new concentrator site begins	4 January 2002
New Wedza shaft holing	12 June 2002
First concentrate bagged	26 November 2002

The Mimosa Mine is located in the southern most area of the Zimbabwean Great Dyke. Total proven and probable mineral reserves are 51.7 million tonnes at 3.92 grams per tonne 4E (platinum, palladium, rhodium and gold). Additional mineral resources approximate to 100 million tonnes at 3.49 grams per tonne 4E.

Contact details:

Impala Platinum Holdings Limited
David Brown
27 (0)11 481 3926
(27) 083 254 4084 (Cell)

Aquarius Platinum (SA)
Wally Vorwerk
27 (0)11 455 2050
(27) 083 308 0080 (Cell)

Mimosa Mining Company (Private) Limited
Bill Smart
09 (263) 425 1823

82-5097



AQUARIUS
PLATINUM LIMITED

19 December 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
SYDNEY NSW 2000

Dear Sir,

Aquarius Platinum Limited, Inclusion in FTSE 250 Index-Effective 23rd December 2002

Aquarius Platinum Limited ("Aquarius") wishes to announce that at the Review of the FTSE Actuaries Share Indices on 11 December 2002, Aquarius was accepted for inclusion into the FTSE 250, being ranked at number 322 overall (FTSE 100 companies are excluded from the FTSE 250). Constituent changes to the index are effective from 23rd December 2002.

Further, Aquarius advises that it has commenced the process to seek application for its shares to trade on the CREST system in the form of Depository Interests. This will enable shareholders to trade Aquarius shares in a dematerialised form. It is anticipated that this will be available to shareholders by February 2003.

For further information please contact:

In Australia:
Melissa Sturgess
Aquarius Platinum (Australia) Limited
+61 8 9485 2111

In United Kingdom:
Phil Dexter
St James's Corporate Services Limited
+44 207 499 3916

In South Africa:
Walter Vorwerk
Aquarius Platinum (South Africa) Pty Limited
+27 11 455 2050

Yours faithfully
AQUARIUS PLATINUM LIMITED

Willi Boehm
COMPANY SECRETARY

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Thu 17 Apr 2003 03:20:03 AM EDT

To:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject:

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Thu 17 Apr 2003 03:20:03 AM EDT

To:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject:

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 17th April 2003

Wildcat Exploration Wells

Montgomery 1

Type	Exploration Well
Location	Offshore Western Australia, Carnarvon Basin WA 149P, 15km W of the Wonnich Gas Field, and some 32km NW of Barrow Island.
Status at 0600hrs 17/04/03 (WST)	Conditioning mud prior to drilling ahead. The current depth is 2928m with 1894m progress for the week. Elevated gas readings and minor oil shows recorded from the secondary target Barrow Group will be further evaluated by wireline logging after the well reaches a total depth.
Planned Total Depth	3682m
Interest	Apache Oil Australia 48.8150% Tap (Shelfal) Pty Ltd 22.4740% Santos Group 18.7110% Pan Pacific Petroleum (SA) Pty Ltd 10.00%
Operator	Apache Oil Australia

Dawdy 1

Type	Exploration Well
Location	Matagorda County, Texas
Status at 0600hrs 16/04/03 (Houston Time)	Drilling ahead at 1815m with 1376m progress for the week.
Planned Total Depth	4572m
Interest	Santos Group 25%
Operator	Brigham Oil and Gas

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 17th April, 2003 Santos Limited also participated in 1delineation and 7 development wells.
A complete list of Santos' drilling activity is available from www.santos.com



AQUARIUS
PLATINUM LIMITED

FACSIMILE TRANSMISSION

Date:	17 April 2003	
To:	Office of International Corporation Finance	
Company:	Securities and Exchange Commission	
Fax:	0011 1 202 942 9624	
From:	Nick Bias	
Number of Pages:	53	*(Including this cover page)*
Re:	**Aquarius Platinum Limited - File # 82-5097**	

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com



AQUARIUS
PLATINUM LIMITED

17 April 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

AQP116	31 January 2003	ASX & LSE	Announcement	Report to 31 December 2002 - Quarter & Half Year
E-Lodge 37866	10 February 2003	ASX	Announcement	Appendix 3Y Change of Director's Interest Notice
E-Lodge 39400	21 February 2003	ASX	Announcement	Appendix 3B New issue announcement, application For quotation of additional securities and agreement
E-Lodge 39401	21 February 2003	ASX	Announcement	Appendix Change of Director's Interest Notice
E-Lodge	10 March 2003	ASX	Announcement	Appendix 4B Half Yearly/preliminary final report

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED



NICK BIAS
INVESTOR RELATIONS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

REPORT TO 31 DECEMBER 2002
Quarter and Half year


AQUARIUS
PLATINUM LIMITED

Results for the Half Year

- Consolidated net operating profit after tax for the half year US$ 5.1 million at 6.41 US cents per share.
- US$0.02 per share interim dividend declared, payable on 28th March 2003
- Attributable production of 60,531 PGM oz (Kroondal 53,083 oz, Marikana 2,243 oz, Mimosa 5,205 oz) for the December quarter and 121,000 PGM oz for the half year (Kroondal 109,534 oz, Marikana 2,243 oz, Mimosa 9,223 oz)
- Aquarius enters the FTSE 250 on the London Stock Exchange
- Mimosa (ZCE) pays Aquarius a first dividend of US$1 million

Quarterly activity highlights

Kroondal

- 53,083 PGM ozs of production for the quarter at a basket price of US$508
- Cash costs decreased in Rand terms to ZAR1,733 per ounce from previous quarter of ZAR1,784
- Cash margin 53%

Marikana

- Plant commissioned 6 weeks ahead of schedule and below budget
- 2,243 PGM ozs of production in commissioning phase

Mimosa

- Production for the quarter up 30% to 10,410 PGM ozs
- Cash margin 78%
- New process plant commissioned in November 2002

Everest South

- Bulk sample and trial mining completed and feasibility study results to be considered at the February Board meeting
- Options for surface and minerals acquisitions exercised and all initial mining and environmental approval applications submitted
- Financing discussions initiated

82-5097

REPORT TO 31 DECEMBER 2002
Quarter and Half year


AQUARIUS
PLATINUM LIMITED

Half year results

Aquarius Platinum Limited announce a group net profit after interest and tax of US$5.1 million for the half year ended 31 December 2002, a 61% decrease from the previous corresponding period. The declared result is after depreciation and amortisation (US$8.9 million) and foreign exchange losses (US$6.6 million) incurred due to the strengthening of the South African Rand (ZAR) against the weaker US dollar.

In July 2002, Aquarius completed the acquisition of a 50% interest in ZCE for consideration of US$38.8 million by way of the issue of 6,862,658 shares in Aquarius. ZCE has been consolidated on a proportionate basis for the first time. Accordingly 50% of ZCE's earnings (representing Aquarius' equity stake) are consolidated at an operational level.

Subsequent to the acquisition of this interest, ZCE paid a dividend of US$ 2 million (Aquarius' portion US$ 1 million).

In line with this half yearly result the Board of Aquarius has declared an interim dividend of US$0.02 per share to be paid on 28th March 2003 to shareholders registered at the close of trade on 7th March 2003. The US$1.6 million dividend payment to shareholders will be funded from current cash reserves.

Revenue for the half year was US$43 million down from US$55 million in the previous corresponding period. The significant decrease in revenue reflects two very different exchange rate circumstances. While the rate weakened significantly in the latter part of 2001 and finished the year at ZAR12.11:US$1 bringing a currency gain of US$12 million, the current year has seen the currency strengthen to finish at ZAR8.67:US$1 having been at ZAR10.37:US$1 at the end of June and generating exchange losses on sales of US$6.6 million. The currency averaged ZAR10.05 over the six months compared to ZAR 11.56 during the previous period. The current ZAR:US$ exchange rate as at 31 January 2003 is ZAR8.60. As year on year production was constant at 109K oz and average prices were very similar at US$503 and US$ 513 per PGM oz. This is translated to revenue as follows:

	31 Dec 2002 US$m	31 Dec 2001 US$m
~109K oz @ US$503/512 approx.	54.8	55.8
After payability by smelter ~80% and chrome penalties	43.6	41.7
Add Mimosa sales	5.1	-
Total sales	47.8	41.7
Exchange adjustments	(6.6)	12.4
Other revenue	1.3	0.7
Gross revenue	43.4	54.8

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AQUARIUS
PLATINUM LIMITED

Depreciation and amortisation increased from US$7.5 million to US$8.9 million.

Interest expense for the half year was down to US$0.1 million compared to US$2.3 million for the previous corresponding period. The financing facilities were redesignated as being related to the Marikana project as part of the restructure of Aquarius's interests, accordingly, associated finance costs have been capitalised to project costs during this half year, consistent with previous treatment. Prior to the restructuring the finance facilities related largely to the acquisition of Kroondal platinum mines and were charged to the income statement. Once Marikana is deemed to have come into production, which is expected to be in April this year, interest expense will be charged to the income statement.

Cash balances at the end of the reporting period were US$33.3 million, up US$3 million from the previous corresponding period.

The Group's interest bearing loan portfolio was US$47 million (of which ZAR374 million is in AQPSA), down from US$56 million (AQPSA:ZAR681 million) in the previous corresponding period due to the recently completed Group restructure.

Pursuant to ASX listing rule 4.1, Appendix 4b will be lodged with the relevant exchanges in due course.

82-5097


AQUARIUS
PLATINUM LIMITED

Aquarius Platinum Limited
Consolidated Income Statement
For the half year ended 31 December 2002
Unaudited

	Note:	31/12/2002 US$'000	31/12/2001 US$'000
Revenue	(i)	$43,364	$54,824
Cost of sales	(ii)	($24,649)	($19,629)
Gross profit		**$18,715**	**$35,195**
Amortisation of fair value uplift of mineral properties	(iii)	($5,860)	($4,751)
Gross profit after amortisation of fair value uplift		$12,855	$30,444
Admin & operating costs	(iv)	($2,728)	($2,112)
Finance costs	(v)	($88)	($2,294)
FX losses	(vi)	($651)	(2,572)
Profit before tax		$9,388	$23,466
Income tax expense		($3,306)	($8,913)
Profit after tax		**$6,082**	**$14,553**
Minority interest	(vii)	($971)	($1,270)
Net profit for the half year		**$5,111**	**$13,283**
Earnings per share (basic)		6.41 c	18.60 c

82-5097



REPORT TO 31 DECEMBER 2002
Quarter and Half year

Notes on the Consolidated Income Statement

(i) Decrease in revenue discussed above.
(ii) Increased mining costs includes additional 250,000 tons of underground mining over the previous corresponding period and an exchange rate effect.
(iii) Amortisation includes impact of Group restructure
(iv) Admin costs includes ZCE admin costs (US$400,000) plus costs associated with the LSE listing (US$300,000).
(v) Finance costs are lower due to interest capitalised against the Marikana project. (US$2.7 million).
(vi) Foreign exchange losses reflect hyperinflationary accounting loss on net monetary assets held in ZCE Platinum.
(vii) Minority interests reflects 25% outside equity interest of Impala Platinum Holdings Limited(Implats) in AQPSA

Aquarius Platinum Limited
Consolidated Cash flow Statement
For the half year ended 31 December 2002
Unaudited

	Note:	31/12/2002 US$'000	31/12/2001 US$'000
Net operating cash inflow	(i)	$25,843	$22,218
Net investing cash outflow	(ii)	($25,958)	($18,472)
Net financing cash outflow	(iii)	($4,014)	($2,386)
Net increase (decrease) in cash held		**($4,129)**	**$1,360**
Opening cash balance		$32,306	$33,290
Exchange rate movement on opening cash	(iv)	$5,214	($4,084)
Closing cash balance		**$33,391**	**$30,566**

Notes on the Consolidated Cashflow Statement

(i) Net operating cash flow includes US$28 million inflow from mining operations and US$3 million finance costs paid.
(ii) Reflects payments for mine development costs (US$28 million) and plant expansions (US$7 million), net of cash acquired from ZCE Platinum ($9.8 million).
(iii) Reflects payment of final dividend of US$3 million and repayment of borrowings.
(iv) Reflects impact of strengthening ZAR against the US$.

82-5097

REPORT TO 31 DECEMBER 2002
Quarter and Half year


AQUARIUS
PLATINUM LIMITED

Aquarius Platinum Limited
Consolidated Balance Sheet
For the half year ended 31 December 2002
Unaudited

	Note:	31/12/2002 US$'000	31/12/2001 US$'000
Assets			
Cash assets		$33,391	$30,566
Current receivables	(i)	$30,906	$19,558
Other current assets	(ii)	$3,740	$1,131
Non-current receivables	(iii)	$7,093	$5,913
Mining assets	(iv)	$287,347	$134,969
Other non-current assets		$657	$276
Total assets		**$363,134**	**$192,413**
Liabilities			
Current interest-bearing liabilities	(v)		$56,279
Other current liabilities	(vi)	$35,889	$14,255
Non-current payables	(vii)	$43,392	-
Non-current interest-bearing liabilities	(viii)	$47,470	$11
Other non-current liabilities	(ix)	$50,318	$31,073
Total Liabilities		**$177,069**	**$101,618**
Net assets/(liabilities)		**$186,065**	**$90,795**
Equity			
Parent entity interest		$183,141	$87,091
Minority interest		$2,924	$3,704
Total Equity		**$186,065**	**$90,795**

Notes to the Consolidated Balance Sheet

(i) Increase in debtors due to inclusion in previous period of US$11 million of pipeline finance from Implats which has since fallen away.
(ii) Reflects PGM concentrate inventory
(iii) Reflects Aquarius share plan loans
(iv) Increase in mining assets reflects ZCE mining assets, Marikana plant and Kroondal expansion.
(v) Decrease reflects repayment of Investec and Implats loans on Group restructure.
(vi) Increase of US$21 million includes tax liability of US$16 million and increase in creditors of US$5 million.

82-5097



(vii) Reflects non interest bearing portion of Implats shareholder debt on Group restructure
(viii) Reflects Investec loans on Group restructure.
(ix) Reflects deferred tax liabilities US$48 million, provision for closure costs US$2 million.

AQUARIUS PLATINUM SA (PTY) LTD (Aquarius 75%)

Kroondal Mine

Kroondal achieved 109,534 PGM ozs of production for the half year, slightly up on the previous half - notwithstanding a number of challenges encountered during the period.

An area of potholes and faults was encountered during the period, which led to a temporary reduction in in-situ grade from a target of 5.3 g/t to an actual of 4.96 g/t and mined grade from a target of 3.18 g/t to an actual of 2.94 g/t. In total 763,000 ROM tons were produced, compared with 748,000 tons in the previous quarter. Underground ROM production was 685,000 tons and 78,000 tons was from opencast operations.

The operational team is focusing on increasing mining flexibility through incremental on-reef development to re-establish 50% mining face redundancy. Where existing development has progressed past potholes, conditions have proved variable. While January and February will continue to be affected by these conditions, it is anticipated that increased flexibility should then lead to an improvement towards the end of the third quarter of FY 2003 with production expected to return to around 19,000 oz per month by the fourth quarter.

Ore reaching the plant was more finely fragmented and contained more waste than is usual, resulting in excessive material bypassing the primary circuit and waste overloading the dense media separation cyclones, impacting on recoveries, which were 73.4% for the quarter and 74.2% for the six months.

An inability to control flotation froth levels, due to flotation reagent changes and poor plant control resulted in excessive chrome (peaking at 5.27% in November) being despatched in the concentrate to the smelter. This resulted in excess chrome penalties totalling ZAR9 million (US$ 0.83 million) being levied for the half year by Impala Refining Services (IRS). Following intensive investigation, measures to reduce chrome in the concentrate resulted in levels falling to a more normal 3.29% for December. A further effect of the finely fragmented material was to shift the balance between high

82-5097


AQUARIUS
PLATINUM LIMITED

and low grade concentrate circuits and IRS have indicated that they intend to apply approximately ZAR7 million (US$0.8 million) in low volume and grade of concentrate related penalties. These will be deducted from payments due in the third quarter of FY 2003. AQPSA believes there are grounds to negotiate these additional levies to be applied by IRS and negotiations on the matter are continuing.

Kroondal received a basket price of US$508 per oz for the December quarter compared to US$499 per ounce for the September quarter. The US dollar showed considerable weakness towards the end of the period and finished at a rate of R8.67=US$1 resulting in a currency induced increase in cash costs to US$180 per ounce from the US$170 achieved in the previous quarter. Cash costs at ZAR92 million (ZAR97 million) were well controlled at a per oz cash cost of ZAR1,733 compared with ZAR1,788 for the last quarter, notwithstanding lower production and South African inflation pressures.

After having accrued 1,000 fatality free shifts during November, Kroondal qualified for the Department of Minerals and Energy's Safety Award Scheme. Subsequently and regretfully Kroondal suffered its first fatality since 27 June 2001, when a fall of ground occurred, fatally injuring an employee of our mining contractor. The accident occurred in the proximity of an excavation for future tip construction and as a result all working places were suspended and safety conditions audited before production was permitted to resume. Consequently production for a shift and approximately 800 PGM oz were lost. The Department of Minerals and Energy has conducted its formal enquiry into the accident. AQPSA's internal enquiry indicates that the safety standards of the mine were breached. Our condolences go to the dependants and family of the deceased.

Kroondal Production
PGM production (oz)

Quarter Ended	(Metal in concentrate produced)				
	Pt	Pd	Rh	Au	Total PGMs
Dec 02	32,553	14,869	5,439	222	53,083
Sept 02	34,792	15,718	5,674	267	56,451
June 02	32,389	14,435	5,295	270	53,289
Mar 02	34,045	15,139	5,478	344	55,006
Dec 01	34,337	15,736	5,750	335	56,158


AQUARIUS
PLATINUM LIMITED

Kroondal Production
Base Metal production (Tons)

Quarter Ended	(Metal in concentrate produced)	
	Ni	Cu
Dec 02	48.8	22.2
Sept 02	44.6	20.2

MARIKANA MINE

Construction at Marikana has now been completed and the plant was fully and successfully commissioned during the current quarter approximately six weeks ahead of schedule and under budget.

After overburden stripping totalling 3.6 million cubic meters, the mine has produced 63,000 ROM tons to date and is currently ramping up production. The plant treated 55,000 tons at a head grade of 3.13g/t. Recovery from this oxidised material was 45.1% and this generated 2,243 PGM ozs. Current indications are that operating costs in the initial period to operational should breakeven.

Capital expenditure for the quarter amounted to US$14.6 million (ZAR140 million) and for the half year totalled US$23.5 million (ZAR 235 million). Project capital is expected to be around ZAR621 million, below the budget of ZAR666 million (US$66 million). Marikana's results will be included in operations from 1 April 2003 when operations are expected to reach breakeven. Until then, all net costs are being capitalised.

EVEREST SOUTH

The Everest South feasibility study has been completed. The study was extended into January to include a capital review and preliminary value engineering exercise and to finalise metallurgical testwork at Mintek.

Trial mining operations were completed with a vertical shaft sunk to a final depth of 70metres and approximately 150 metres of horizontal development, including a 10m bord. Mining conditions corresponded well with geological modelling based on previous exploration results. Six hundred and thirty tonnes of sample was delivered to Mintek and final metallurgical results received in January confirm mineralogical and comminution assumptions used in the process plant design. The metallurgical recovery of underground ore was confirmed as 83%.

82-5097


AQUARIUS
PLATINUM LIMITED

The environmental impact assessment for the development of the broader environmental management programme has been completed. The draft EMPR (Environmental Management Programme Report) was submitted in November and review meetings were held with interested and affected parties including Regulatory Authorities. The consultation with Regulatory Authorities proved effective, and no significant concerns or objections were raised.

Snowden Mining Industry Consultants Pty Ltd has completed the mining study. Results have confirmed the viability of open cast and underground mining. The underground mine design was finalised as bord and pillar mining through a single decline situated on the eastern edge of the ore body. The total Proved and Probable Ore Reserve is 26.05 Mt at 3.34 g/t 4E.

Preliminary results from the feasibility study using a long term basket price of US$465per PGM oz converted at ZAR9.00:US$1.00 and estimated capital expenditure, of ZAR 870 million (US$ 96.7 million) shows a net present value of US$96 million when discounted at a real discount rate of 12%. The project generates an internal rate of return of 36% on these assumptions. The study anticipates operating cash costs of US$215 per oz at this exchange rate.

Of the US$ 2.47 (ZAR 21) million budget for the feasibility study, US$2.04 (ZAR 17.3) million was incurred at 31 December 2002, primarily on the drilling programme and bulk sample operation. This expenditure has been capitalised pending board review of the project.

As this project will require financing, initial discussions have commenced with interested parties in the debt finance market.

ZCE PLATINUM (50 % AQUARIUS)

Mimosa Mine

Summary

Mimosa achieved 10,410 PGM ozs of production for the quarter, up by 30% compared to the previous period. This increased production was as a direct result of the commissioning of the new concentrator in the latter part of November 2002.

The average achieved basket price for the December quarter was US$454/per PGM oz compared with US$465/oz in the previous quarter. Together with the contribution from base metals (which contributed approximately 19% of gross revenue) this generated

82-5097


AQUARIUS
PLATINUM LIMITED

sales revenue for the quarter of US$3.4 million at a gross cash margin of some US$2.6 million (78%).

During the quarter mining operations increased in line with the expansion requirements with a ROM total of 181,000 tonnes at an average head grade of 3.95 PGM g/t being hoisted. In situ grade was 4.16 PGM g/t. Tonnes milled during the quarter amounted to 147,000 tonnes at an average plant feed grade of 3.66 PGM g/t.

Mine Expansion

Towards the end of the period under review the new surface plant and infrastructure underwent commissioning with the first concentrate being bagged on the 26th November. This marked a 46-week construction period, from initial ground breaking.

Commissioning operations are ongoing with both plant availability and mill throughput exceeding plan to date. Recoveries have yet to reach target as the skills requirements of the new operators improve through ongoing training. It is envisaged that planned recoveries will be achieved in the next quarter.

Mining expansion activities have focussed on down dip development to open up new production sections and the mining of a new bunker to regulate hoisting capacity. The bunker is expected to be completed in March 2003 when the mine should be able to increase hoisted ore to planned levels of 4,760 tonnes per operating day.

Skills development for mining employees is a major priority. The first batch of 96 underground trainees are due to complete the training program in February 2003. Training on safety, production techniques and work cycles of the full underground complement is expected to be completed in November 2003.

82-5097


AQUARIUS
PLATINUM LIMITED

Mimosa Production

PGM production (oz)

Quarter Ended	(Metal in concentrate produced)				
	Pt	Pd	Rh	Au	Total PGMs
Dec 02	5,313	3,959	414	724	10,410
Sept 02	4,114	3,045	355	521	8,035

Mimosa production
Base Metal production (Tons)

Quarter Ended	(Metal in concentrate produced)		
	Ni	Cu	Co
Dec 02	153	128	4.40
Sept 02	111	89	3.25


Mimosa Platinum Mine
PGM Production Ounces
11000
10000
9000
8000
7000
6000
5000
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02
Quarter Ended
Ozs

Total on mine cash costs for the quarter were US$1.36 million. Unit cash costs of US$131/PGM oz (US$54/PGM oz after by-product metal credits) were lower than the previous quarter (US$184/PGM oz and US$81/PGM oz respectively) as a result of the exchange rate achieved weakening faster than on-mine inflation during the period.


AQUARIUS
PLATINUM LIMITED

Capital expenditure on the expansion during the quarter amounted to US$3.2 million (cumulative US$ 30.2 million) with the total final project costs being forecast at approximately US$ 39 million. This capital is fully funded within the ZCE Platinum group with no calls required of its shareholders.

Safety was directly influenced by the increase of some 1,500 staff, mainly contractors, at the peak of construction activity. Considerable effort is expended in maintaining standards. However, the DIIR (Disabling Injury Incidence Rate) for the quarter was 1.30 (0.95 year to date) and it is with great regret that we advise of a fatal accident to an underground employee who died following a premature detonation of a fuse during the charging process. An enquiry into the fatality is underway. Our condolences go to the dependants and family of the deceased.

Foreign Currency Directives

Following the 2003 National Budget, the Reserve Bank of Zimbabwe issued directives relating to the operation of local foreign currency accounts by exporters. Effectively they would require foreign currency at an official exchange rate of Z$55.00: US$1.00 in order to meet that portion of costs payable in Zimbabwe currency. To date the directive has not been implemented and business is in high level negotiations with Government to amend the directive to allow for a more pragmatic dispensation for the mining industry.


AQUARIUS
PLATINUM LIMITED

REPORT TO 31 DECEMBER 2002
Quarter and Half year

Statistical Information

Kroondal Mine	Unit	Current Qtr Dec 2002	Last Qtr Sept 2002	+/- % Last qtr	YTD 6 months Dec 2002	Last 6 months Dec 2001	+/- % Corresponding 6 months
Revenue							
PGM basket Price	US$/oz	508	499	2	503	513	(2)
Gross cash margin		53%	58%	(9)	56%	56%	-
Nickel Price	US¢/lb	3.22	3.10	4	3.16	2.40	32
Copper Price	USc 116	70	69	1	70	66	6
Cash Costs							
Per Rom ton	R/ton	121	132	(9)	128	134	(5)
	US$/ton	13	13	-	13	14	(7)
Per PGM ounce	R/oz	1,733	1,784	(3)	1,759	1,529	15
	US$/oz	180	172	5	176	165	7
Capital expenditure							
Current	R/ '000s	9,632	10,878	(11)	20,510	14,631	40
	US$ '000s	1,000	1,046	(4)	2,049	1,582	30
Expansion	R/ '000s	325	1,028	(68)	1,353	48,103	(97)
	US$ '000s	34	99	(66)	135	5,200	(97)
Safety							
DIIR	Rate/200 000 man hours	1.85	1.89	(2)	1.85	-	-
Ave ZAR/US$ rate		9.63	10.40	(7)	10.01	9.29	8

82-5097


AQUARIUS
PLATINUM LIMITED

REPORT TO 31 DECEMBER 2002
Quarter and Half year

Statistical Information

Kroondal Mine	Unit	Current Qtr Dec 2002	Last Qtr Sept 2002	+/- % Last qtr	6 months Dec 2002	6 months Dec 2001	+/- % Corresponding 6 months
Mining							
Underground	ROM ton '000	685	670	2	1,355	1,099	23
Open Pit	ROM ton '000	78	78	-	156	155	1
Total		763	748	2	1,511	1,254	20
Grade							
Mined	g/t	2.46	2.54	(3)	2.5	-	-
Plant Head	g/t	2.94	3.06	(4)	3	3.15	(5)
Recoveries	%	73.40%	75.10%	(2)	74.20%	77.64%	(4)
PGM Production							
Platinum	Ozs	32,553	34,792	(6)	67,345	66,804	1
Palladium	Ozs	14,869	15,718	(5)	30,587	31,108	(2)
Rhodium	Ozs	5,439	5,674	(4)	11,113	11,329	6
Gold	Ozs	222	267	(17)	489	660	(3)
Total	Ozs	53,083	56,451	(6)	109,534	109,901	(2)
Base Metals Production							
Nickel	Tons	48	49	(2)	98	101	(3)
Copper	Tons	23	22	5	42	48	(13)
Cobalt	Tons	0	0	-	0	0	-
Chromite	Tons	48	44.8	7	93	118	(21)

Marikana Mine	Unit	Year to Date Actual
Opencast Mining		
Waste m3	000's	3,637
Total Reef Tons Mined	000's	63.32
Processed		
ROM tons processed		54
Plant Head Grade	g/t	3.13
Recovery	%	45.07
PGMS		
Platinum	Ozs	1,713
Palladium	Ozs	425
Rhodium	Ozs	96
Gold	Ozs	9
Total PGM	Ozs	2,243

82-5097

REPORT TO 31 DECEMBER 2002
Quarter and Half year


AQUARIUS
PLATINUM LIMITED

Statistical Information

Mimosa Mine	Unit	Current Qtr Dec 2002	Last Qtr Sept 2002	+/- % Last qtr	YTD 6 months Dec 2002
Revenue					
PGM basket Price	US$/oz	454	465	(2)	459
Gross cash margin		78%	78%	-	78%
Nickel Price	US¢/lb	2.98	3.18	(6)	3.07
Copper Price		70	69	1	
Cash Costs					
Per Rom ton	US$/ton	9.24	17	(46)	12
Per PGM ounce	US$/oz	131	193	(32)	158
Per PGM ounce after by product credit	US$/oz	49	66	(26)	
Capital Expenditure					
Current	US$ '000s	187	393	(52)	580
Expansion	US$ '000s	3,211	9,146	(65)	12,357
Safety					
DIIR	Rate/200 000 man hours	1.3	0.39	-	1.3
Mining					
Underground	ROM ton '000	181	92	97	273
Open Pit	ROM ton '000	78	78	-	-
Total		92	114	97	273
Grade					
Mined	g/t	3.95	4.11	(4)	4.01
Plant Head	g/t	3.66	3.68	(1)	3.67
Recoveries	%	73.5%	74.0%	(1)	65.48
PGM Production					
Platinum	Ozs	5,313	4,114	29	9,427
Palladium	Ozs	3,959	3,045	30	7,004
Rhodium	Ozs	414	355	17	769
Gold	Ozs	724	521	39	1,245
Total	Ozs	10,410	8,035	30	18,445
Base Metals Production					
Nickel	Tons	153	111	38	263
Copper	Tons	128	89	44	217
Cobalt	Tons	5	3	67	8
Chromite	Tons	-	-	-	-

82-5097

REPORT TO 31 DECEMBER 2002
Quarter and Half year



CORPORATE INFORMATION

Aquarius Platinum Limited
Exempt Company Number: 26290
(Incorporated in Bermuda)

Board of Directors

Nicholas Sibley	Chairman
Stuart Murray	Chief Executive Officer
Walter Vorwerk	Financial Director
Cathie Markus	
Patrick Quirk	
James Slade	

Company Secretary
Willi Boehm

Registered Office
Clarendon House
2 Church Street
Hamilton HMEX Bermuda
Email: info@aquariusplatinum.com
Website: www.aquariusplatinum.com

Stock Exchanges

Australian Stock Exchange	Exchange Code:	AQP.AX
London Stock Exchange	ExchangeCode:	AQP:L

Issued Capital
At 31 December 2002, the Company had on issue:
79,753,892 fully paid ordinary shares
1,715,000 unlisted options

Substantial Shareholders at 31 December 2002	No. of Shares	Percentage
Impala Platinum Holdings	7,141,966	8.96
Zimasco Consolidated Enterprises Limited	6,862,658	8.60
J P Morgan Nominees Australia	6,850,335	8.59
Chase Nominees Limited	5,124,892	6.43

Broker (LSE)
Evolution Beeson Gregory
The Registry, Royal Mint Court
London EC3N 4LB
Telephone: + 44 20 7488 4040
Facsimile: + 44 20 7481 3762

82-5097


AQUARIUS
PLATINUM LIMITED

REPORT TO 31 DECEMBER 2002
Quarter and Half year

Aquarius Platinum (South Africa) (Proprietary) Ltd.
75% Owned
Registration Number 2000/000341/07
(Incorporated in the Republic of South Africa)

The Great Wall Group Building
Block A, 1st Floor
5 Skeen Boulevard
Bedfordview South Africa 2007
P O Box 1282
Bedfrodview South Africa 2009
Telephone: +27 11 455 2050
Facsimile: +27 11 455 2095
Email: info@aquariussa.co.za

Aquarius Platinum (Australia) Limited
100% Owned
ACN 007 870 699
(Incorporated in Australia)

Level 28, The Forrest Centre
221 St Georges Terrace
Perth Western Australia 6000
PO Box 7209
Cloisters Square
Western Australia 6850
Telephone: +61 8 9485 2111
Facsimile: +61 8 9485 2133

Executive Management

Chief Executive Officer	Stuart Murray
Finance Director	Walter Vorwerk
Mining	Dave Starley
Metallurgy	Phil Rooke
Engineering	Gawie de Wet
New Projects	Gordon Ramsay
Project Management	Neil Collett
Admin & Finance	Graham Ferreira

82-5097


AQUARIUS
PLATINUM LIMITED

Glossary

Aquarius	Aquarius Platinum Limited
AQS	Aquarius Platinum (Australia) Limited
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
g/t	Grams per tonne, measurement unit of grade (1 g/t = 1 ppm or part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
KPM	Kroondal Platinum Mine Limited
Mimosa	Mimosa Mining Company (Private) Limited
PGE	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are platinum (Pt), palladium (Pd), rhodium (Rh), ruthenium (Ru), osmium (Os) and iridium (Ir).
PGMs	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
ZCEP	ZCE Platinum Limited

82-5097


AQUARIUS
PLATINUM LIMITED

REPORT TO 31 DECEMBER 2002
Quarter and Half year

Further information please contact:

In Australia:
Melissa Sturgess
Aquarius Platinum (Australia) Limited
+61 8 9485 2111

In United Kingdom:
Nick Bias
Aquarius Platinum Limited
+ 44 7887 920 530

Phil Dexter
St James's Corporate Services Limited
+44 207 499 3916

In South Africa:
Walter Vorwerk
Aquarius Platinum (South Africa) Pty Ltd
+27 11 455 2050

Charmane Russell
Russell & Associates
+27 11 880 3924 / +27 82 376 2327

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas Sibley
Date of last notice	23/05/02

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	05/02/03
No. of securities held prior to change	711,459
Class	Ordinary
Number acquired	10,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	£2.75 per share
No. of securities held after change	721,459
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

82-5097

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

82-5097

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted Options granted pursuant to the Aquarius Platinum Limited Option Plan "Option Plan").
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	400,000 unlisted options granted under the Aquarius Platinum Limited Option Plan.

+ See chapter 19 for defined terms.

82-5097

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The Options granted under the Option Plan are exercisable at £3.43 on or before (ten years from the date of their grant) in three tranches: (a) One third of the Options are exercisable 12 months after the date of their grant; (b) One third of the Options are exercisable 24 months after the date of their grant; and (c) One third of the Options are exercisable 36 months after the date of their grant.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The Options granted under the Option Plan will not participate in dividends or interest until shares are issued upon exercise of the options.
5	Issue price or consideration	The Options granted under the Option Plan were granted for no consideration.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the Aquarius Platinum Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 December 2002

82-5097

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
78,023,892	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,715,000	Unlisted options expiring 26/10/11
400,000	Unlisted options expiring 02/10/12
1,730,000	Unlisted shares issued under the Share Plan.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

+ See chapter 19 for defined terms.

82-5097

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those $^+$securities should not be granted $^+$quotation.
- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^+$securities to be quoted, it has been provided at the time that we request that the $^+$securities be quoted.
- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20/2/03
(~~Director~~/Company secretary)

Print name: ....

== == == == ==

872-5097

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Walter Vorwerk
Date of last notice	May 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	03/12/02
No. of securities held prior to change	Nil
Class	Unlisted Options as per the Aquarius Platinum Option Plan
Number acquired	400,000 unlisted options granted pursuant to the Aquarius Platinum Option Plan
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	400.000 Unlisted Options

+ See chapter 19 for defined terms.

82-5097

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Unlisted Options under Aquarius Platinum Option Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

82-5097

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

Aquarius Platinum Limited

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Half year/~~financial year~~ ended ('current period')
ARBN 037 577 893	 ✓		31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$US'000
Revenues from ordinary activities *(item 1.1)*	~~up~~/down	20.9%	to	43,364
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	~~up~~/down	61.5%	to	5,111
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	~~up~~/down	61.5%	to	5,111

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	N/A 2 ¢	N/A - ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	2 ¢	- ¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 7 March 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

82-5097

Condensed consolidated statement of financial performance

		Current period - $US'000	Previous corresponding period - $US'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	43,364	54,824
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(33,888)	(29,064)
1.3	Borrowing costs	(88)	(2,294)
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**9,388**	**23,466**
1.6	Income tax on ordinary activities *(see note 4)*	(3,306)	(8,913)
1.7	**Profit (loss) from ordinary activities after tax**	**6,082**	**14,553**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**6,082**	**14,553**
1.10	Net profit (loss) attributable to outside +equity interests	971	1,270
1.11	**Net profit (loss) for the period attributable to members**	**5,111**	**13,283**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	22,486	(25,851)
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	22,486	(25,851)
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**27,597**	**(12,568)**

Earnings per security (EPS)		Current period	Previous corresponding Period
1.18	Basic EPS	6.41 cents	18.60 cents
1.19	Diluted EPS	6.40 cents	18.60 cents

+ See chapter 19 for defined terms.

82-5097

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $US'000	Previous corresponding period - $US'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	6,082	14,553
1.21	(Less) plus outside +equity interests	(971)	(1,270)
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**5,111**	**13,283**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $US'000	Previous corresponding period - $US'000
1.23	Revenue from sales or services	42,024	54,122
1.24	Interest revenue	477	702
1.25	Other relevant revenue		
	– foreign exchange gain	795	-
	– other	68	-
	Total revenue	43,364	54,824
1.26	Cost of sale	(24,649)	(19,629)
	Gross profit	18,715	35,195
1.27	Amortisation of fair value uplift of mineral properties	(5,860)	(4,751)
	Gross profit after amortisation of fair value uplift of mineral properties	12,855	30,444
1.27	Expenses from ordinary activities		
	- administrative costs	(2,125)	(2,112)
	- foreign exchange loss	(651)	(2,572)
	- other operating costs	(603)	-
	Profit from ordinary activities	**9,476**	**25,760**
	- Borrowing costs	(88)	(2,294)
	Profit from ordinary activities before tax	**9,388**	**23,466**
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	2,900	860
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

+ See chapter 19 for defined terms.

82-5097

Consolidated retained profits

		Current period - $US'000	Previous corresponding period - $US'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	33,228	12,914
1.31	Net profit (loss) attributable to members (*item 1.11*)	5,111	13,283
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(3,190)	(1,456)
1.35	**Retained profits (accumulated losses) at end of financial period**	**35,149**	**24,741**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $US'000 (a)	Related tax $US'000 (b)	Related outside +equity interests $US'000 (c)	Amount (after tax) attributable to members $US'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	-	-	-	-
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**				

Comparison of half year profits
(Preliminary final report only)

		Current year - $US'000	Previous year - $US'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

+ See chapter 19 for defined terms.

82-5097

Condensed consolidated statement of financial position

		At end of current period $US'000	As shown in last annual report $US'000	As in last half yearly report $US'000
	Current assets			
4.1	Cash	33,391	32,306	30,566
4.2	Receivables	30,906	32,241	19,558
4.3	Investments	6	6	6
4.4	Inventories	3,727	2,284	1,119
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	7	7	6
4.7	**Total current assets**	**68,037**	**66,844**	**51,255**
	Non-current assets			
4.8	Receivables	7,093	6,775	5,913
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	20	90	18
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	5,938	3,180	24,985
4.13	Development properties and mining assets (+mining entities)	282,409	188,884	109,984
4.14	Other property, plant and equipment (net)	279	297	258
4.15	Intangibles (net)	-	-	-
4.16	Tax assets	-	-	-
4.17	Other (provide details if material)	358	-	-
4.18	**Total non-current assets**	**296,097**	**199,226**	**141,158**
4.19	**Total assets**	**364,134**	**266,070**	**192,413**
	Current liabilities			
4.20	Payables	11,571	8,567	4,978
4.21	Interest bearing liabilities	247	8	56,279
4.22	Tax liabilities	23,916	16,383	7,231
4.23	Provisions exc. tax liabilities	155	28	2,046
4.24	Other (provide details if material)	-	-	-
4.25	**Total current liabilities**	**35,889**	**24,986**	**70,534**
	Non-current liabilities			
4.26	Payables	43,193	36,065	-
4.27	Interest bearing liabilities	47,669	39,479	11
4.28	Tax liabilities	48,582	42,456	31,073
4.29	Provisions exc. tax liabilities	1,736	1,008	-
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	**141,180**	**119,008**	**31,084**
4.32	**Total liabilities**	**177,069**	**143,994**	**101,618**

+ See chapter 19 for defined terms.

82-5057

Condensed consolidated statement of financial position continued

4.33	**Net assets**	**187,065**	**122,076**	**90,795**
	Equity			
4.34	Capital/contributed equity	11,963	10,934	10,919
4.35	Reserves			
	- Share premium	121,142	83,214	82,733
	- Foreign exchange	15,887	(6,600)	(31,302)
4.36	Retained profits (accumulated losses)	35,149	33,228	24,741
4.37	**Equity attributable to members of the parent entity**	**184,141**	**120,776**	**87,091**
4.38	Outside +equity interests in controlled entities	2,924	1,300	3,704
4.39	**Total equity**	**187,065**	**122,076**	**90,795**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $US'000	Previous corresponding period - $US'000
5.1	Opening balance	3,180	19,035
5.2	Expenditure incurred during current period	1,406	10,780
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	1,352	(4,830)
5.5	Expenditure transferred to development properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**5,938**	**24,985**

Development properties and mining assets

(To be completed only by entities with mining interests if amounts are material)

		Current period $US'000	Previous corresponding period - $US'000
6.1	Opening balance	188,884	163,484
6.2	Expenditure incurred during current period	36,422	7,686
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	(8,894)	(7,545)
6.5	Acquisitions, disposals, revaluation increments, etc.	65,997	(53,641)
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**282,409**	**109,984**

+ See chapter 19 for defined terms.

82-5097

Condensed consolidated statement of cash flows

		Current period $US'000	Previous corresponding period - $US'000
	Cash flows related to operating activities		
7.1	Receipts from customers	50,020	50,480
7.2	Payments to suppliers and employees	(21,550)	(19,785)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	556	703
7.6	Interest and other costs of finance paid	(2,806)	(861)
7.7	Income taxes paid	(85)	(8,319)
7.8	Other (provide details if material)		
7.9	**Net operating cash flows**	**26,135**	**22,218**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(6,894)	(6)
7.11	Proceeds from sale of property, plant and equipment	104	-
7.12	Payment for purchases of equity investments	(2)	-
7.13	Proceeds from sale of equity investments	1	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)		
	- Payments for mine development costs	(27,763)	(7,111)
	- Payments for mineral exploration expenditure	(972)	(10,780)
	- Payments for acquisition of outside equity interest in controlled subsidiary Kroondal Platinum Mines Limited (KPML)	-	(575)
	- Cash acquired from ZCE Platinum	9,765	-
	- Payments for acquisition of mineral tenements	(183)	-
7.17	**Net investing cash flows**	**(25,944)**	**(18,472)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	-	436
7.19	Proceeds from borrowings	239	-
7.20	Repayment of borrowings	(1,063)	-
7.21	Dividends paid	(3,190)	(2,822)
7.22	Other (provide details if material)		
	- Payments for share issue and listing expenses	(306)	-
7.23	**Net financing cash flows**	**(4,320)**	**(2,386)**
7.24	**Net increase (decrease) in cash held**	**(4,129)**	**1,360**

+ See chapter 19 for defined terms.

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7.25	Cash at beginning of period *(see Reconciliation of cash)*	32,306	33,290
7.26	Exchange rate adjustments to item 7.25.	5,214	(4,084)
7.27	Cash at end of period *(see Reconciliation of cash)*	**33,391**	**30,566**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Refer to attachment A – acquisition of ZCE Platinum Limited

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $US'000	Previous corresponding period - $US'000
8.1	Cash on hand and at bank	30,538	27,372
8.2	Deposits at call	2,853	3,194
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	Total cash at end of period *(item 7.27)*	**33,391**	**30,566**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	21.65%	42.80%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	2.79%	15.25%

+ See chapter 19 for defined terms.

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Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with *IAS 33: Earnings Per Share* are as follows.

	Current period US$ 000's	Previous corresponding period US$ 000's
Net Profit:	6,082	14,533
Adjustments:		
Net profit attributable to outside equity interest	(971)	(1,270)
Earnings used in calculating basic and diluted earnings per share	5,111	13,283

	Current period Number of Shares	Previous corresponding period Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	79,753,892	71,398,462
Effect of dilutive securities:		
Share options	65,847	-
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	79,819,739	71,398,462

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	N/A	N/A

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	28 March 2003
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	7 March 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

+ See chapter 19 for defined terms.

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Amount per security

		Amount per security US$	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	N/A	N/A	N/A
15.5	Previous year	N/A	N/A	N/A
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	2¢	- ¢	- ¢
15.7	Previous year	2¢	- ¢	- ¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $US'000	Previous corresponding period - $US'000
15.10	+Ordinary securities *(each class separately)*	1,595	1,456
15.11	Preference +securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**1,595**	**1,456**

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

The interim dividend for the current period of US$0.02 per share declared on 31 January 2003 as disclosed at item 15.10 has not been provided for in the Statement of Financial Position in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets'.

+ See chapter 19 for defined terms.

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Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $US'000	Previous corresponding period - $US'000
16.1 Profit (loss) from ordinary activities before tax	2,358	-
16.2 Income tax on ordinary activities	(403)	-
16.3 Profit (loss) from ordinary activities after tax	1,955	-
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	1,955	-
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	1,955	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities: *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) *(item 1.9)*	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $US'000	Previous corresponding period - $US'000
	N/A	N/A	N/A	N/A
17.2 Total				
17.3 Other material interests	N/A	N/A	N/A	N/A
ZCE Platinum Limited (joint control)	50%	-	1,955	N/A
17.4 Total				

+ See chapter 19 for defined terms.

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Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A		
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	79,753,892	78,023,892		
18.4	Changes during current period (a) Increases through issues	6,862,658	6,862,658	£3.89	£3.89
	(b) Decreases through returns of capital, buybacks	-	-	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A		
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
	Unlisted options each convertible for one ordinary share.	1,715,000	-	£2.50	23/10/11
	Unlisted options each convertible for one ordinary share.	400,000		£3.43	02/10/12
18.8	Issued during current period	400,000	-	£3.43	02/10/12
18.9	Exercised during current period	-	-	-	-
18.10	Expired during current period	-	-	-	-
18.11	**Debentures** *(description)*	N/A	N/A		
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

82-5097

18.13	Unsecured notes *(description)*	N/A	N/A
18.14	Changes during current period (a) Increases through issues		
	(b) Decreases through securities matured, converted		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

The economic entity operates predominantly in the mining industry through the ownership and operation of platinum group metals mining projects. The group operates in four predominant geographical segments – South Africa, Zimbabwe, Bermuda and Australia. Refer to attachment B for information relating to geographical segments.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer to the December 2002 quarterly report released on 31th January 2003 for a detailed description of factors affecting revenue and expenses.

In relation to economic developments affecting Aquarius' investment in ZCE Platinum Limited, refer to attachment C.

19.2 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

In relation to economic developments affecting Aquarius' investment in ZCE Platinum Limited, refer to attachment C.

No other material subsequent events have occurred.

+ See chapter 19 for defined terms.

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19.3 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

NIL

19.4 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting.* Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

The Aquarius group's 50% interest in ZCEP is accounted for by proportionate consolidation in accordance with IAS 31, "Financial Reporting of Interests in Joint Ventures".

The ZCEP group financial statements incorporate those of its controlled entities which have been restated for changes in the general purchasing power of the Zimbabwe dollar for purposes of fair presentation in conformity with IAS 29, "Financial Reporting in Hyperinflationary Economies".

19.5 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

NIL

19.6 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

NIL

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

+ See chapter 19 for defined terms.

82-5097

Annual meeting
(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	N/A
Time	N/A
Approximate date the +annual report will be available	N/A

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used: International Financial Reporting Standards including IAS 34, "Interim Financial Reporting"

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

- ☐ The +accounts have been audited.
- ☑ The +accounts have been subject to review.
- ☐ The +accounts are in the process of being audited or subject to review.
- ☐ The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available.

6 The entity has a formally constituted audit committee.



Sign here: .... (Company Secretary)   Date: ...4 March 2003.........................

Print name: ...WILLI BOEHM...

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form

+ See chapter 19 for defined terms.

as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

+ See chapter 19 for defined terms.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

82-5097

ATTACHMENT A

Non-cash financing and investing activities

Acquisition of 50% of ZCE Platinum Limited
On 1 July 2002, Aquarius purchased 50% of the issued capital of ZCE Platinum Limited (ZCEP). The consideration for the shares in ZCEP of GBP26,692,307 (US$39million) was settled by way of the issue of 6,862,658 shares in Aquarius valued at approximately GBP3.89 per share. ZCEP, which is registered in the Republic of Mauritius, owns 100% of Mimosa Mining Company (Private) Limited, a company registered in Zimbabwe which exploits the Mimosa platinum property located on the Great Dyke in Central Zimbabwe.

Details of the acquisition are as follows:

Fair value of identifiable net assets of jointly controlled entity acquired:	US$
Cash	19,530,882
Receivables	4,175,894
Prepayments	2,583
Inventory	1,036,355
Mining property, plant and equipment	13,512,730
Exploration, evaluation and development	48,917,549
Investments	2,828
Payables	(2,325,088)
Taxation liabilities	(3,266,413)
Borrowings	(2,154,952)
Provisions	(1,373,000)
	78,059,368
Percentage of assets acquired – 50%	39,029,684
Consideration paid:	
- shares issued	38,957,422
- incidental costs incurred in acquiring ZCEP	72,262
	39,029,684

+ See chapter 19 for defined terms.

ATTACHMENT B

Segment reporting

Geographical segments

31 December 2002	Bermuda USD000	South Africa USD000	Australia USD000	Zimbabwe USD000	Eliminations USD000	Consolidated USD000
External sales	-	36,934	-	5,090		42,024
External other revenues	967	270	55	48		1,340
Intersegment revenues	107	-	326	-	(433)	-
Segment revenue	1,074	37,204	381	5,138	(433)	43,364
Segment result	(1,048)	8,208	(8)	2,356	(120)	9,388
Income tax expense						(3,306)
Profit after tax						6,082
Minority interest						(971)
Net profit						5,111

+ See chapter 19 for defined terms.

82-5097

ATTACHMENT C

Additional information

Significant economic developments in Zimbabwe

On 14 November 2002 the Government of Zimbabwe issued directives to export companies to regulate the rate at which foreign currency proceeds are exchanged. Under these regulations the Reserve Bank of Zimbabwe will liquidate 50% of foreign currency export proceeds held in Zimbabwean foreign currency accounts at the official rate of Z$55: US$1 and hold on behalf of the exporter the remaining 50%. These funds will be made available on application to the Reserve Bank of Zimbabwe two months from the date of receipt, after which the Reserve Bank will convert it to Zimbabwean Dollars at the official rate.

To date the directive has not yet been implemented and a task force comprising representatives of the mining industry and various government departments was immediately set up to negotiate amendment of the directive and to ensure the viability of the sector. This led to an announcement on 20 February 2003 by the Government of Zimbabwe of the collapse of all export incentive schemes into a single price support scheme. This scheme will result in exporters receiving a concessionary rate of Z$800 for each US$ and this will be reviewed quarterly. As of this date, the statutory instrument enacting this legislation has not been published.

The new regulations if applied as originally gazetted may significantly affect the Zimbabwean subsidiaries' ability to realise the fair value of their future foreign currency earnings. This may affect their ability to continue operating profitably and therefore realise their assets and extinguish their liabilities in the normal course of business at the amounts stated below.

	ZCEP AQP 50% share US$000's
For the half year ended 31 December 2002:	
Segment revenue	5,138
Segment result	2,356
As at 31 December 2002:	
Segment assets	43,113
Segment liabilities	4,778

However, as all revenue is held in an offshore account until this is required to meet Zimbabwean expenditure and with the collapse of all export incentive schemes into a single price support scheme, the Zimbabwean subsidiaries are currently expected to be able to continue operations.

The closing exchange rate used to translate financial statements of the ZCEP group's Zimbabwean subsidiaries at 31 December 2002 was Z$1,273.70: US$1.

+ See chapter 19 for defined terms.

82-5097



■ Reid Hall
3 Reid Street
Hamilton HM 11, Bermuda
P.O. Box HM 463
Hamilton HM BX, Bermuda

■ Phone: (441) 295-7000
Fax: (441) 295-5193
www.ey.com/bermuda

REVIEW ENGAGEMENT REPORT

TO THE DIRECTORS

AQUARIUS PLATINUM LIMITED

We have reviewed the consolidated balance sheet of Aquarius Platinum Limited as at December 31, 2002, and the consolidated statements of income and retained earnings and cash flows for the half-year then ended. Our review was made in accordance with generally accepted International Accounting Standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the company. All information included in these financial statements is the responsibility of the company's directors.

A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these financial statements are not, in all material respects, in accordance with generally accepted International accounting principles.

Inherent Uncertainty Regarding the Investments in Zimbabwe Joint Venture Entities

Without qualification to the statement expressed above, attention is drawn to the section titled 'Material factors affecting the revenues and expenses of the economic entity for the current period' on page 14 of the financial report. The company is presently unable to determine the impact that the foreign currency regulations and the price support scheme proposed by the Government of Zimbabwe may have on the future operations of the Zimbabwean joint venture entities. As a result, in our opinion there is significant uncertainty over the value at which the foreign currency earnings of those entities may be realized which may in turn affect their ability to continue operating profitably and therefore realize their assets and extinguish their liabilities in the normal course of business at the amounts stated in the above section of the financial report.

Ernst & Young

Chartered Accountants

March 4, 2003

82-5097



AQUARIUS
PLATINUM LIMITED

FACSIMILE TRANSMISSION

Date:	17 April 2003	
To:	Office of International Corporation Finance	
Company:	Securities and Exchange Commission	
Fax:	0011 1 202 942 9624	
From:	Nick Bias	
Number of Pages:	9	*(Including this cover page)*
Re:	**Aquarius Platinum Limited – File # 82-5097**	

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097



AQUARIUS
PLATINUM LIMITED

17 April 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

E-Lodge 45797	26 March 2003	ASX & LSE	Announcement	Impala Refining Services Limited-Kroondal Mine High Grade Offtake Agreement
E-Lodge 4600	27 March 2003	ASX	Announcement	Aquarius Platinum (Australia) Office Move
E-Lodge	31 March 2003	ASX & LSE	Announcement	AQP-Dispute with Implats Resolved
E-Lodge 48308	8 April 2003	ASX & LSE	Announcement	AQP LSE Shares Tradeable within Crest through Depository Interests
	10 April 2003	ASX & LSE	Announcement	AQP's Everest South Project Feasibility Study Results are Positive:Funding options under discussion with Interested parties.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED



NICK BIAS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097


AQUARIUS
PLATINUM LIMITED

26 March 2003

Impala Refining Services Limited – Kroondal Mine High Grade Offtake Agreement

Aquarius Platinum Limited advises that negotiations referred to in the Half Yearly announcement between its subsidiary Aquarius Platinum (South Africa) (Pty) Ltd (AQPSA) and Impala Refining Services Limited (IRS) are continuing. Despite AQPSA's efforts, penalty issues remain unresolved in respect of the Kroondal High Grade Offtake Agreement ("Contract").

AQPSA has informed IRS that the dispute is being submitted to arbitration pursuant to the Contract. Shipments of high grade concentrate to IRS from AQPSA's Kroondal mine have been suspended in terms of the Contract. The high grade concentrate is currently being sold to a third party for treatment on terms no less favourable than the IRS Contract. IRS have been invited to submit its proposals for treatment of the high grade concentrate during the suspension period on terms to be negotiated, to mitigate the impact of the suspension upon IRS.

The suspension is not applicable to Kroondal low grade or Marikana offtake agreements.

Further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum (Australia) Limited
+61 8 9485 2111

In South Africa and United Kingdom:
Stuart Murray and Nick Bias
Aquarius Platinum Limited
+ 27 11 455 2050

82- 5097



AQUARIUS
PLATINUM LIMITED

27 March 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
SYDNEY NSW 2000

Dear Sir,

Please be advised that the Aquarius Platinum (Australia) Limited office will relocate to the following address, effective Monday 31 March, 2003.

Level 4, Suite 5
South Shore Centre
85 The Esplanade
South Perth WA 6151

PO Box 7209
Cloisters Square WA 6850

Tel: +61 8 9367 5211
Fax: +61 8 9367 5233

Yours faithfully
AQUARIUS PLATINUM LIMITED

WILLI BOEHM
COMPANY SECRETARY

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097



AQUARIUS
PLATINUM LIMITED

ANNOUNCEMENT / MEDIA RELEASE

Impala Platinum Holdings Limited (Implats) and Aquarius Platinum Limited (AQP) have announced today (31 March 2003) that supplies of concentrate to Impala Refining Services (IRS) have resumed following the satisfactory resolution of the dispute between IRS and Aquarius Platinum (South Africa) (Pty) Limited (a subsidiary of AQP).

Further information please contact:

Aquarius Platinum Limited
In South Africa and United Kingdom:
Stuart Murray
+ 27 11 455 2050
Nick Bias
+ 44 7887 920 530

In Australia:
Willi Boehm
+61 8 9367 5211

82-5097



AQUARIUS
PLATINUM LIMITED

8 April 2003

AQUARIUS PLATINUM LIMITED LSE SHARES TRADEABLE WITHIN CREST THROUGH DEPOSITORY INTERESTS.

Aquarius Platinum are pleased to announce that its London listed Aquarius Platinum Limited ordinary shares may now be traded within CREST through Depository Interests.

As a foreign domiciled issuer, shares in Aquarius Platinum's London listed shares were previously unable to be settled electronically by CREST. CREST is an electronic settlement system for securities in the UK. It offers firms and individual investors the opportunity of holding securities in secure, uncertified form and transferring them electronically in real-time with effective delivery versus payment. The Company believes that trading Aquarius Platinum Limited Depository Interests within CREST will enable shareholders to trade and hold shares more effectively, and that combined with the move up in to the FTSE 250 index, this new trading platform will result in improved liquidity on the London Stock Exchange.

Below is an extract from the CRESTCo Operations Bulletin detailing some of the technical information regarding CREST trading that shareholders may find of use:

CREST members will be able to hold and transfer interests in Aquarius Platinum Limited Ordinary Shares (the "Shares") (ISIN number BMG0440M1029) within CREST with effect from 31 March 2003, pursuant to a depository interest arrangement established by the Company, which is incorporated in Bermuda.

The Shares will not themselves be admitted to CREST; rather the Company has arranged for Computershare Investor Services Plc (the "Issuer") to issue depository interests in respect of the underlying Shares (the "Depository Interests"). These Depository Interests may be held and transferred within CREST. The Depository Interests will be created and issued pursuant to a Deed Poll executed by the Issuer under English law, copies of which are available from them, and the provisions of the Deed Poll are expressed to bind all holders future and present.

In CREST, the Depository Interests will carry the same ISIN as the Shares. It will be open to members, should they wish to do so, to hold and transfer Aquarius Platinum Limited Ordinary Shares by way of the CREST residual settlement mechanism.

If CREST members wish to avail themselves of this facility, they can do so by inputting a stock deposit in the usual way. The Company has informed CRESTCo that (1) a CREST

82- 5097

transfer form or dematerialisation form lodged as a stock deposit will be deemed to constitute a transfer of the Shares to the Issuer, who will issue corresponding Depository Interests in CREST to the depositing member/transferee; and (2) in a similar way, a stock withdrawal will be deemed to constitute an instruction to the Issuer to cancel the Depository Interest and effect a transfer of the shares to the person specified in the instruction.

We have been informed by the Issuer that the Depository Interests *will* be subject to SDRT (Stamp Duty Reserve Tax).

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum (Australia) Limited
+61 8 9485 2111

In South Africa and United Kingdom:
Nick Bias
Aquarius Platinum Limited
+27 11 455 2050 (SA)
+44 7887 920 530 (UK)